SECURITIES AND EXCHANGE COMMISSION



                                Washington, D. C.
                                      20549



    APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES PURSUANT TO SECTION
                  12(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number: 1-12070


                          Transfinancial Holdings, Inc.
          ------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

           Delaware                        46-0278762
 ----------------------------------------  ------------------------------------
 (State of Incorporation or Organization)  (I.R.S. Employer Identification No.)

  8245 Neiman Road, Lenexa Kansas                  66214
 ------------------------------------------------------------------------------
(Address of principal executive offices)                         (Zip Code)




        Securities to be withdrawn pursuant to Section 12(d) of the Act:



                                                 Name of each Exchange on which
Title of each class to be so withdrawn              class is to be withdrawn
--------------------------------------         -----------------------------

   Common Stock,                                    American Stock Exchange
   par value $.01
             ----
   per share

     Transfinancial Holdings, Inc, a Delaware (list State of incorporation) corporation (the "Company"), hereby makes application pursuant to Section 12(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 12d2-2(d) and (e) promulgated thereunder to withdraw its common stock, $.01 par value (the "Common Stock"), from listing and registration on the American Stock Exchange.

     The Board of Directors of the Company (unanimously) approved a resolution on April 9, 2002 to withdraw the Company's common stock from listing on the American Stock Exchange and to list such securities on the ____None______________. The reasons for such actions are set forth in the attached copies of the resolutions (Exhibit A).

     The Registrant has met the requirements of Rule 18 of the American Stock Exchange by complying with all applicable laws in effect in the State of Delaware, in which it is incorporated, and by filing with the Exchange written notice of its intention to voluntarily withdraw its securities from listing and registration as set forth in Exhibit B to this Application.

     The Company hereby requests that the Commission's order granting this application be effective as soon as possible. (On or after close of business on April 29th, 2002) This Application relates solely to the withdrawal from listing of the Registrant's common stock from the American Stock Exchange and shall have no effect upon the continued listing of such common stock on the

____NONE_________.

     By reason of Section ___12(g) (insert either 12(b) or 12(g) as appropriate) of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission thereunder, the Registrant shall continue to be obligated to file reports under Section 13 of the Act with the Securities and Exchange Commission and the ___N/A_____________.



                                    SIGNATURE
                                    ---------



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.




DATED: April 24, 2002                     By: /s/  William D. Cox
                                              ---------------------
                                              (Name)

                                              President & CEO
                                              ---------------
                                              (Title)

                                    EXHIBIT A

                           TRANSFINCIAL HOLDINGS, INC.

                                   RESOLUTIONS
                                   -----------


     RESOLVED, that the officers of the Company are hereby authorized and directed to make, execute and file with the American Stock Exchange, and the SEC, contemporaneously with the filing of a Certificate of Dissolution of the Company with the Delaware Secretary of State, such applications and other documents as shall be required to de-list the Company's common stock from such Exchange, and to de-register such stock under Section 12(d) of the Securities Exchange Act of 1934, provided that the same remains registered under Section 12(g) thereof, and

     FURTHER RESOLVED, that such officers are further authorized to take all such further action and execute and deliver such other documents as shall be necessary to carry out the foregoing resolution and the transactions contemplated thereby.

                                    EXHIBIT B

                           TRANSFINCIAL HOLDINGS, INC.

Transfinancial Holdings, Inc.
9245 Neiman Road
Lenexa, KS 66214


Theon Alleyne
Listing Qualifications Department
The American Stock Exchange
86 Trinity Place
New York, NY 10006

Dear Theon Alleyne:


On April 29, 2002 we will file a Certificate of Dissolution with the State of Delaware. Concurrent with that filing we will close the stock transfer books at the close of business on April 29, 2002. We are hereby requesting, that as a result of these actions, that trading in Transfinancial Holdings, Inc. Common Stock be halted effective at the close of business on April 29, 2002.


Thank You


/s/  William D. Cox
-------------------
William D. Cox
President
Transfinancial Holdings, Inc.